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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Rec'd
9/22/06

SEC FILE NUMBER
8-14358

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2005__ AND ENDING __12/31/2005__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Investment Planning, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

218 Glenside Avenue

(No. and Street)

Wyncote	PA	19095
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Mendelson   (215) 881-4624

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young

(Name – if individual, state last, first, middle name)

PROCESSED

.OCT 3 0 2006

**THOMSON
FINANCIAL**

2001 Market Street	Philadelphia	PA	19103-7042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Paul Mendelson</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Lincoln Investment. Planning, Inc.</u>, as of <u>December 31</u>, 20<u>05</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

<u>NONE</u>

_____
Signature

<u>Chief Financial Officer</u>
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**_For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._



■ Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

■ Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Auditors

Management
Lincoln Investment Planning, Inc. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Lincoln Investment Planning, Inc. and Subsidiaries (the Company) as of December 31, 2005, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lincoln Investment Planning, Inc. and Subsidiaries at December 31, 2005, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained on pages 13 through 20 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Ernst & Young LLP

February 3, 2006

Lincoln Investment Planning, Inc. and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$ 8,211,479
Cash and repurchase agreements—segregated under federal and other regulations	4,794,610
Securities owned, at market value (cost $3,257,017)	3,436,169
Commissions receivable	1,898,309
Fees receivable	21,759
Advances to financial representatives, net of allowance for doubtful accounts of $53,481	741,060
Receivables from mutual funds	417,043
Receivable from customer	237
Prepaid expenses and taxes	523,695
Notes receivable, net of allowance for doubtful accounts of $4,682	325,672
Furniture and fixtures, net of accumulated depreciation of $6,500	58,500
Deposits with clearing organizations and others	55,299
Goodwill and other intangible assets, net	1,476,746
Other assets	250,313
Total assets	$ 22,210,891

Liabilities and stockholders' equity

Liabilities:

Payables to customers	$ 3,236,101
Commissions payable	2,017,817
Payables to retirement plan	448,817
Accounts payable and accrued expenses	2,263,560
Payroll taxes payable	35,401
Income taxes payable	6,709
Deferred advisory revenue	72,603
Subchapter S distributions payable	507,876
Total liabilities	8,588,884

Stockholders' equity:

Capital stock:

Voting; authorized 10,000 shares at $.001 par; issued—1,204 shares	1
Nonvoting; authorized 1,000,000 shares at $.001 par; issued—119,254 shares	119
Additional paid-in capital	570,306
Retained earnings	13,265,227
Less: Treasury stock—12,511 shares at cost	(213,646)
Total stockholders' equity	13,622,007
Total liabilities and stockholders' equity	$ 22,210,891

See accompanying notes.

Lincoln Investment Planning, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005

1. Organization

Lincoln Investment Planning, Inc. and Subsidiaries (the Company) is a broker-dealer registered with the National Association of Securities Dealers (NASD) and an investment advisor registered with the Securities and Exchange Commission (SEC). Lincoln Investment Planning, Inc. (LIP) was incorporated in November 1968. The Company specializes in the sale of mutual funds to its retail investors with a particular focus on its clients' retirement needs. The Company's investment advisory services include strategic and tactical asset allocation programs. Customers are geographically located throughout the United States, with a primary concentration in the Eastern and Central regions.

LIP Holding, Inc. (LIPH) is a wholly owned subsidiary of LIP. This entity was formed in December 1998 and is a Delaware holding company organized under Delaware law. Main business activities of LIPH include managing securities owned and collecting the income derived from those assets.

Lincoln Acquisition Corporation (LAC) is a wholly owned subsidiary of LIP. LAC owns 100% of the stock of Linmass, Inc. and owns 100% of the stock of Linchic, Inc. that was formed in June 2005. Linmass, Inc. purchased the assets of another broker-dealer and the book of business of its majority shareholder. Linchic, Inc. purchased the assets of a Chicago-based financial services provider which was transacting securities business through Lincoln. All securities business of Linmass, Inc. and Linchic, Inc. is transacted through financial representatives registered with LIP.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Revenue Recognition

Commission revenue is recognized on a trade-date basis as securities transactions occur.

Investment advisory fees, plan sponsor fees and related expenses are recognized ratably over the associated period for which the services are performed.

Administrative service fees are received from product sponsors to compensate the Company for making investment information available to Financial Representatives and investors and for providing certain shareholder communications. The Company receives the required information from the funds through NSCC networking arrangements. Such fees are recognized as the related services are provided. The Company also receives administrative fees from investors for the administration of 403(b) loans and certain salary reduction contributions.

Other income consists primarily of sales and marketing support received from certain product sponsors. Such amounts are recognized as revenue during the period in which the related sponsorship or marketing program occurs.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days.

Income Taxes

The Company has elected, with the consent of its stockholders, to be taxed under the provisions of Subchapter S of the Internal Revenue Code and Pennsylvania Revenue Code. Under these provisions, the Company does not pay Federal or Pennsylvania corporate income taxes on its taxable income. Instead, the stockholders are liable for individual Federal and Pennsylvania income taxes on their share of the Company's taxable income. The Company pays taxes in certain states where Subchapter S is not recognized. Distributions are made to shareholders to enable them to pay their taxes on the income of the Company.

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets include furniture and fixtures which are depreciated over the straight-line method over the estimated useful life of the assets of five years. Total depreciation expense for 2005 was $6,500.

Goodwill and Intangible Assets

The Company accounts for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. Goodwill is tested for impairment on an annual basis (as of October 1 of each year) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below its carrying value.

Customer lists are amortized over eight years. The Company performs periodic analyses and adjusts, through accelerated amortization, any impairment of customer lists. Covenants not to compete are amortized over the related contract term.

Allowance for Doubtful Accounts

The Company provides for an allowance for doubtful accounts for advances to financial representatives and notes receivable based on experience and specifically identified risks. Advances to financial representatives and notes receivable are considered delinquent when management determines recovery is unlikely and the Company ceases collection efforts.

3. Cash and Repurchase Agreements Segregated under Federal Regulations

Cash of $2,344,610 and repurchase agreements of $2,450,000 with a commercial bank dated December 27, 2005, maturing on January 3, 2006 are segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. Repurchase agreements are treated as collateralized financing transactions and are recorded at their contractual amounts including accrued interest. Collateral underlying repurchase agreements outstanding consists of a U.S. Treasury Note that matures on March 16, 2006, earns interest of 3.4% and has a market value of $2,499,824 as of December 31, 2005.

4. Retirement Plan

The Company has a defined contribution profit-sharing and Section 401(k) salary deferral plan which covers employees who have attained the age of 18. Employees are eligible for the 401(k) salary deferral plan on the first day of employment and enroll on a quarterly basis. Employees are eligible for the profit-sharing component once they have worked for one full year in which they completed 1,000 hours of service. The employee must also be employed on the last day of the plan year to receive the profit-sharing component.

Under the plan, eligible participating employees may elect to contribute up to the lesser of 75% of their salaries or $14,000 with an opportunity for participants 50 years of age or older during the plan year to contribute an additional $4,000. The Company contributes an amount equal to 50% to 100% of the participant's contribution up to 5% of compensation based on years of service. Participants are at all times fully vested in their contributions and Company contributions become fully vested to the participants after six years of continued employment. The Company's contribution to this plan was $825,059 for the year ended December 31, 2005 and is included in the caption "Employees' compensation and benefits" on the accompanying consolidated statement of income.

5. Deferred Compensation Plan

In 2005, the Company adopted a deferred compensation plan for certain executives. This plan entitles certain eligible executives to a percentage of the appreciation in the estimated fair value of the Company as determined by a formula for periods subsequent to December 31, 2005 and such amounts are generally payable upon the retirement of the executive. At December 31, 2005, the estimated liability related to such plan was zero.

6. Acquisition

On June 30, 2005, the Company acquired a Chicago-based financial services provider and certain of its assets in a business combination accounted for as a purchase for $1,000,000. The purchase price of the acquisition was allocated based on the estimated fair values of the assets acquired as follows:

Fixed assets	$ 65,000
Covenant not to compete	100,000
Customer list	835,000
Total	$ 1,000,000

Lincoln Investment Planning, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

7. Goodwill and Other Intangible Assets

Goodwill and other intangible assets is comprised of the following:

Goodwill	$ 603,934
Customer list	835,000
Covenant not to compete	100,000
Total:	1,538,934
Less: Accumulated Amortization	(62,188)
Total	$ 1,476,746

Goodwill is related to an acquisition of a business in the New England area in 2000 and is not amortized. The customer list and covenant not to complete are related to the acquisition described in Note 6 and are being amortized over 8 years and 5 years, respectively. The estimated amortization expense for the next five years is as follows: $124,000 for 2006 through 2009, and $114,000 for 2010.

8. Securities Owned

Securities owned consist of open-end mutual funds that are stated at net asset value. The securities are held by LIPH and are generally not used in day-to-day operations. The cost and market value of securities owned at December 31, 2005 were as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Equity Mutual Funds	$3,151,151	$ 205,211	$ (26,059)	$3,330,303
Money Market Mutual Funds	105,866	–	–	105,866
	$3,257,017	$ 205,211	$ (26,059)	$3,436,169

9. Commissions and Other Fees Receivable

Commissions and other fees receivable arise from selling mutual fund shares and providing services to investors. Overall, the Company believes the concentration of credit risk is limited due to the number of funds in which their customers invest.

Securities owned by customers are held as collateral for receivables from customers. Such collateral is not reflected in the consolidated financial statements.

Lincoln Investment Planning, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

10. Accounts Payable to Customers

Accounts payable to customers include amounts due on cash transactions.

11. Commitments and Contingencies

The Company conducts its operations in leased facilities under leases that expire at various dates. The Company's headquarters are in Wyncote, Pennsylvania. Sales offices are maintained in several other locations in Pennsylvania, New Jersey, and other states. Total rent expense for the year ended December 31, 2005 was $1,099,543 and is included under the caption "General and administrative" expenses in the accompanying consolidated statement of income.

Future minimum rental commitments under lease agreements in effect at December 31, 2005 are as follows:

2006	$ 1,306,277
2007	1,104,509
2008	855,484
2009	684,601
2010 and thereafter	3,849,584
	$ 7,800,455

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position or results of operations.

In the normal course of business, the Company has entered into agreements which provide for a variety of general indemnifications. Any exposure to the Company under these arrangements would involve future claims that may be made against the Company. Such claims are not expected to occur. Therefore, the Company has not accrued any liability in connection with such indemnifications.

12. Agreements with Carrying Broker

The Company has entered into an agreement with a broker (the "carrying broker") to execute certain securities transactions on behalf of its customers. The Company discloses these arrangements to its customers. The Company is subject to off-balance-sheet risk in that it may be responsible for losses incurred by the carrying broker that results from a customer's failure to complete securities transactions as provided for in the agreements.

13. Related Party Transactions

The Company leases its headquarters under an operating, lease with 218 Glenside Partnership, Ltd. Total rental payments for 2005 were $216,000. Certain stockholders of the Company own the Partnership.

The Company rents computer equipment, other equipment and furniture and fixtures for its headquarters and other offices from For Lease, Inc., owned by certain stockholders. Rental payments under these agreements totaled $373,277.

The Company received administrative service fees of $150,650 from Lincoln Advisors of Texas, Inc. and Lincoln Investment Planning Insurance Agency, Inc., corporations owned by the Company's president and stockholder.

14. Subordinated Debt

A subsidiary of the Company has issued a collateralized secured demand note and received subordinated debt in the amount of $1,300,000. The subordinated liability has been approved by the NASD for inclusion in the Company's net capital computations. The subordinated debt bears interest at 8% and has a scheduled maturity date of December 31, 2009. There were no changes in these balances during 2005.

15. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. At December 31, 2005, the Company had net capital of $6,430,238, which was 2,713,181% of aggregate debit balances and $6,180,238 in excess of the minimum net capital requirement.

Subchapter S distribution payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.